Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Provides Update to Shares for Debt Settlement

Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, March 12, 2025 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces, further to its news release of August 1, 2024, it has entered into an amended and restated debt settlement and release agreement with a software services provider to the Company (the "Creditor") to settle the Company's outstanding debt for past services performed by the Creditor in the amount of €32,909.33 (C$51,359.55, based on the Bank of Canada Exchange Rate on March 11, 2025) (the "Debt") by issuing 93,381 common shares in the capital of the Company (the "Common Shares") at a deemed price of $0.55 per Common Share (the "Shares for Debt Transaction"). The Board of Directors of the Company has determined that it is in the best interests of the Company to settle the outstanding Debt to the Creditor through the issuance of Common Shares in order to preserve the Company's cash for ongoing operations.

Closing of the Shares for Debt Transaction is subject to customary closing conditions, including the approval of the TSX Venture Exchange ("TSXV").  The Common Shares to be issued pursuant to the Shares for Debt Transaction will be subject to a hold period of four months and one day following the date of issuance, in accordance with applicable securities laws and TSXV polices.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the closing of the Shares for Debt Transaction, the issuance of Common Shares, and the approval of the Shares for Debt Transaction and the issuance of Options by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF